SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 08 May 2015

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

99.1
1st Quater Results

Exhibit No: 99.1

8 May 2015

InterContinental Hotels Group PLC

First Quarter Interim Management Statement

Strong first quarter performance with RevPAR growth in all regions

Highlights
•    Global Q1 comparable RevPAR up 5.9%[1], driven by rate up 3.4% and growth in all four regions.
•    Increasing our global scale: net system size of 723k rooms, up 4.9% year on year (3.3% excluding Kimpton); 14k rooms signed into our 201k room pipeline, highest Q1 hotel signings in seven years.
•    Continued growth of our industry-leading boutique hotel brands with strong US RevPAR performance and an expanding global presence.
•    Strategic relationship with Amadeus to revolutionise the technological foundations of the global hospitality industry and develop a next generation Guest Reservation System.

Richard Solomons, Chief Executive of InterContinental Hotels Group PLC, said:
"We have made a strong start to the year, executing against our winning strategy to deliver RevPAR growth of 5.9%. We achieved our highest first quarter for hotel signings in seven years, and openings in five years, demonstrating the continued momentum behind both our established and new brands.
Holiday Inn continues to go from strength to strength, opening in its 75th country, and delivering the highest number of first quarter hotel signings since 2008. Our industry-leading boutique brands are performing strongly, with high single digit RevPAR growth in the US and a growing geographical distribution. We opened Hotel Indigo in two new markets, opened three Kimpton Hotels and Restaurants and signed a further four, as we start to leverage our scale, growing the brand's room count by almost 5% in the two months since acquisition.
We continue to lead the industry with our focus on innovation in technology, and through our strategic relationship with Amadeus we will develop the hotel industry's first cloud-based Guest Reservation System. It will enable us to shape the future foundations of our sector and allows us to concentrate on our own bespoke platforms, as we accelerate our work to revolutionise and personalise the guest experience through digital technology.
With our current trading performance and the strong momentum behind our brands we remain confident that our winning strategy will continue to deliver sustainable high quality growth."

First Quarter RevPAR performance
Americas
RevPAR was up 6.2%, with growth in the US of 6.6% and Mexico of 8.8%, partially offset by softer trading in Canada and Latin America.
The US continues to benefit from record levels of demand and low levels of supply, with occupancy the highest IHG has ever recorded in the first quarter. Rates in the US increased by 4.4%, with the Holiday Inn brand family increasing price ahead of its industry segment, and our boutique brands, Hotel Indigo and Kimpton Hotels and Restaurants, achieving RevPAR growth of 9.4% and 7.1% respectively.

Europe
RevPAR was up 5.8% with solid growth in the UK and Germany, two of our priority markets.
UK growth of 7.7% was driven by rate increases in both London and the provinces as the economic environment continues to improve. Germany was up 4.7%, with strong performance by the Holiday Inn brand family offset by reduced trade fair activity, which impacted InterContinental hotels in key cities. Elsewhere, Central and Southern Europe are showing good signs of recovery but difficult trading conditions persist in Russia and the CIS.

Asia, Middle East & Africa
RevPAR was up 6.2%, supported by strong performance in our established markets of Middle East and Japan.
Middle East was up 5.7%, driven by high single digit growth in Saudi Arabia and recoveries in Egypt and Lebanon. Japan grew by 9.9%, benefiting from growth in rate due to increased international tourism. Across South East Asia we outperformed the industry in Thailand and Indonesia, with the former recovering strongly after the political disruption in 2014.

Greater China
RevPAR was up 2.4% driven by our continued industry outperformance and robust trading in mainland China.
We outperformed the overall industry, with RevPAR 5%pts ahead of the market against a backdrop of continuing government austerity. Mainland China RevPAR was up 6.3%, led by Shanghai up 11.2% and strong performance in the other tier one cities. This was partially offset by RevPAR declines in both Macau and Hong Kong, with the latter impacted by softer market conditions following the "Occupy Central" protests in late 2014.

Strategic progress
Enhancing our portfolio of preferred brands
-    We continue to develop the Holiday Inn brand family, the largest in the industry, into established and new markets. 5k rooms were opened and 9k signed into the pipeline in the quarter, and Holiday Inn now has a presence in 75 countries.
-    We opened Hotel Indigo in two new markets, Thailand and Finland, and secured two signings in Bali as we continue to roll out the brand globally.
-    The integration of Kimpton is progressing well. Since acquisition, we have secured four new signings, and three new properties have opened, growing the room count by almost 5% in just over two months.
-    Staybridge Suites recorded its highest number of signings in Q1 for seven years. The brand now has over 100 hotels in the pipeline.
-    The first hotel for the HUALUXE Hotels and Resorts brand opened in Yangjiang, with the second scheduled to open in Nanchang during the second quarter of 2015.

Building and leveraging scale
-    Net system size up 4.9% year on year (3.3% excluding Kimpton) to 723k rooms (4,921 hotels).
-    7k rooms (57 hotels) opened in the quarter and 6k rooms (38 hotels) were removed, with 3k in the Americas.
-    IHG's pipeline increased to 201k rooms, with nearly 90% in our priority markets and 45% under construction.
-    14k new rooms (102 hotels) were signed into the pipeline as financing conditions, particularly in the US, remain favourable for our preferred brands.

Driving revenue delivery through technology and loyalty
-    IHG and Amadeus will develop a next-generation Guest Reservation System that will revolutionise the technological foundations of the global hospitality industry. Amadeus will use a new cloud-based community model, a first in the hotel sector and similar to the model it developed across the global airline industry. This follows a successful engineering study, and as launch partner, IHG is in prime position to take advantage of this technology to deliver a superior guest experience.
-    We launched enhancements to our award winning loyalty programme, IHG Rewards Club, that focus on building more personalised relationships with our nearly 86 million members worldwide. This will include a new top tier of membership that offers members 100% extra bonus points on qualifying stays, an industry first.
-    Our industry-leading digital solutions continue to expand with mobile bookings exceeding $100m in a month for the first time in March.

Financial position and capital allocation
The financial position of the group remains robust, with an on-going commitment to an efficient balance sheet and an investment grade credit rating.
We recently refinanced our syndicated bank facility for seven years, increasing the capacity by $205m to $1.275bn on favourable terms.
The sale of InterContinental Paris - Le Grand for €330m is expected to complete in the first half of 2015 and our strategic review of InterContinental Hong Kong is on-going.
Our gross capital expenditure guidance for the year is unchanged at up to $350m. Following the announcement of our continuing relationship with Amadeus and investment in evolving our own bespoke technology, system funded capital investments are expected to increase from $57m in 2014 to approximately $100m in 2015.

Foreign exchange
The US Dollar continued to strengthen through Q1 which reduced group RevPAR growth to 1.5% when reported at actual exchange rates. A breakdown of constant currency vs. actual currency RevPAR by region is set out in Appendix 2.
Based on current exchange rate movements, for every 1%pt difference in full year group RevPAR growth between constant and actual exchange rates, we expect a $4m impact on reported fee business operating profit.

Appendix 1: First quarter RevPAR movement summary
	Q1 2015
	RevPAR	Rate	Occ.
Group	5.9%	3.4%	1.5%pts
Americas	6.2%	4.3%	1.1%pts
Europe	5.8%	3.9%	1.2%pts
AMEA	6.2%	1.9%	3.0%pts
G. China	2.4%	(2.7)%	2.8%pts

Appendix 2: First quarter RevPAR at constant exchange rates (CER) vs. actual exchange rates (AER)
	Q1 2015
	CER	AER	Difference
Group	5.9%	1.5%	(4.4)%
Americas	6.2%	4.8%	(1.4)%
Europe	5.8%	(9.4)%	(15.2)%
AMEA	6.2%	0.3%	(5.9)%
G. China	2.4%	0.8%	(1.6)%

Appendix 3: First quarter system & pipeline summary (rooms)
	System					Pipeline
	Openings	Removals	Net	Total	YoY%	Signings	Total
Group	18,747	(6,467)	12,280	722,575	4.9%	16,813	200,768
Kimpton acquisition	11,325	-	11,325	11,325	-	2,603	2,603
Underlying Group*	7,422	(6,467)	955	711,250	3.3%	14,210	198,165
Americas*	4,522	(3,007)	1,515	461,532	2.5%	8,878	89,131
Europe	1,047	(977)	70	104,278	2.5%	583	18,426
AMEA	418	(1,787)	(1,369)	66,507	0.4%	1,244	35,138
G. China	1,435	(696)	739	78,933	12.7%	3,505	55,470

*Excludes impact of Kimpton acquisition

Appendix 4: Definitions
AER: Actual exchange rates used for each respective period. CER: Constant exchange rates. RevPAR: Revenue per available room.

For further information, please contact:
Investor Relations (David Kellett; Emma Parker; Matthew Woollard):	+44 (0)1895 512176	+44 (0)7808 098 724
Media Relations (Yasmin Diamond; Zoë Bird):	+44 (0)1895 512008	+44 (0)7736 746 167

Conference call for Analysts and Shareholders:
A conference call with Paul Edgecliffe-Johnson (Chief Financial Officer) will commence at 9.00am London time on 8 May and can be accessed on www.ihgplc.com/Q1. There will be an opportunity to ask questions.

UK Toll UK Toll Free US Toll	+44 (0) 20 3003 2666 0808 109 0700 +1 212 999 6659
Passcode	IHG Analysts Call
A replay of the 9.00am conference call will be available following the event - details are below:
UK Toll	+44 (0) 20 3451 9993
Replay pin	1813301#
US conference call and Q&A:
There will also be a conference call, primarily for US investors and analysts, at 9.00am New York Time on 8 May with Paul Edgecliffe-Johnson (Chief Financial Officer). There will be an opportunity to ask questions.

UK Toll US Toll US Toll Free	+44 (0) 20 3003 2666 +1 212 999 6659 +1 866 966 5335
Passcode	IHG Analysts Call
A replay of the 9.00am US conference call will be available following the event - details are below:
UK Toll	+44 (0) 20 3451 9993
Replay pin	6553303#
Website: The full release and supplementary data will be available on our website from 7.00am (London time) on 8 May. The web address is www.ihgplc.com/Q1.
Notes to Editors:
IHG (InterContinental Hotels Group) [LON:IHG, NYSE:IHG (ADRs)] is a global organisation with a broad portfolio of hotel brands, including InterContinental® Hotels & Resorts, Kimpton Hotels & Restaurants, HUALUXE® Hotels and Resorts, Crowne Plaza® Hotels & Resorts, Hotel Indigo®, EVEN™ Hotels, Holiday Inn® Hotels & Resorts, Holiday Inn Express®, Staybridge Suites® and Candlewood Suites®.
IHG manages IHG® Rewards Club, the world's first and largest hotel loyalty programme with nearly 86 million members worldwide. The programme was relaunched in July 2013, offering enhanced benefits for members including free internet across all hotels, globally.
IHG franchises, leases, manages or owns more than 4,900 hotels and 720,000 guest rooms in nearly 100 countries, with more than 1,200 hotels in its development pipeline. Over 350,000 people work across IHG's hotels and corporate offices worldwide.
InterContinental Hotels Group PLC is the Group's holding company and is incorporated in Great Britain and registered in England and Wales.
Visit www.ihg.com for hotel information and reservations and www.ihgrewardsclub.com for more on IHG Rewards Club. For our latest news, visit: www.ihg.com/media, www.twitter.com/ihg, www.facebook.com/ihg or www.youtube.com/ihgplc.

Cautionary note regarding forward-looking statements:
This announcement contains certain forward-looking statements as defined under United States law (Section 21E of the Securities Exchange Act of 1934) and otherwise.  These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts.  Forward-looking statements often use words such as 'anticipate', 'target', 'expect', 'estimate', 'intend', 'plan', 'goal', 'believe' or other words of similar meaning.  These statements are based on assumptions and assessments made by InterContinental Hotels Group PLC's management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate.  By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty.  There are a number of factors that could cause actual results and developments to differ materially from those expressed in or implied by, such forward-looking statements.  The main factors that could affect the business and the financial results are described in the 'Risk Factors' section in the current InterContinental Hotels Group PLC's Annual report and Form 20-F filed with the United States Securities and Exchange Commission.

[1] RevPAR growth is at constant exchange rates (CER) unless otherwise stated.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ H. Patel
Name:	H. PATEL
Title:	COMPANY SECRETARIAL OFFICER

Date:	08 May 2015